February 13, 2006


Mr. Michael D. Bennett
Vice President, Secretary and Treasurer, MFRI, Inc.
7720 Lehigh Avenue
Niles, IL 60714


Re:	MFRI, Inc.
Form 10-K for the fiscal year ended January 31, 2005
      File No. 1-32530

Dear Mr. Bennett:

      We have reviewed your response to our letter dated January
24,
2006 and have the following comment. We ask that you respond by February 28, 2006.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 11 - Business Segment and Geographical Information, page 44

1. We note your response to our prior comment six and appreciate the additional information. To the extent that you aggregate your operating segments to form your reporting units, for each period presented, please provide us with the historical revenues, gross profits, gross profit margins, operating profits, and operating profit margins, along with any other information you believe would be useful for each of your operating segments to help us understand how these operating segments are economically similar. Please also address any differences in the trends these financial indicators depict (e.g. if gross profit margin is decreasing for one component and increasing for another).


We would also like further clarification with respect to the types of products and customers of the operating segments in all three of your segments. Although your response indicates that you believe the products and customers are similar; it appears to us that the operating segments produce different products and have different customers. In light of these factors, it is not clear to us how and why you have concluded that the operating segments in each of your reportable segments have similar products and customers. For example, in your Process Cooling Equipment segment, page 44 of your 10-K indicates that the reporting segment produces different products, including chillers, mold temperature controllers, cooling towers, plant circulating systems and coolers for industrial process applications, and your response indicates that you have different customers, thermoplastics manufacturers, commercial printers and several other types of manufacturers; therefore, it is not clear to us how and why you have concluded that the operating segments in your Process Cooling Equipment segment have similar products and customers.

	Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732 or to the undersigned at (202) 551-3768.

      Sincerely,



      John Cash
      Accounting Branch Chief
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Mr. Michael Bennett
MFRI, Inc.
February 13, 2006
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE